Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

November 9, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Keith A. Gregory

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Pre-Effective Amendment No. 3 to Form N-14 filed on October 15, 2018 File Number 333-226658

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on October 29, 2018 (the “Comments”) relating to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-14 (the “Registration Statement”) on October 15, 2018, regarding the reorganization (the “Reorganization”) of the Regal Total Return Fund (the “Acquired Fund”), a series of Investment Managers Series Trust II, into the North Star Opportunity Fund (the “Acquiring Fund” and together with the Acquired Fund, collectively referred to as the “Funds”), a series of the Trust. A pre-effective amendment reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments. Defined terms not defined herein have the same meaning as defined in the Documents.

Comment #1

Pursuant to a referral agreement currently in place between North Star Investment Management (“North Star”), adviser to the Acquiring Fund, and Regulus Advisors LLC (“Regulus”), an affiliated broker-dealer of Regal (the “Referral Agreement”), North Star, out of its own resources, compensates Regulus on assets attributable to shareholders referred by Regal that invest in the mutual funds advised by North Star, including the Acquiring Fund. You state that Regal will only be compensated with respect to the Reorganization through the Referral Agreement. Specifically, you state that, pursuant to the Referral Agreement, North Star will compensate Regulus on a percentage of the assets of the Acquiring Fund attributable to former shareholders of the Acquired Fund invested in the combined Fund, treating such assets as referred

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November 9, 2018

assets for purposes of the agreement. Please explain to the staff supplementally your analysis of how this arrangement complies with Section 17(e) of the Investment Company Act of 1940, as amended.

Response #1

The Registrant notes that Regal is selling its mutual fund business to North Star (the “Transaction”). Accordingly, North Star and Regal (collectively, the “Advisers”) have determined that the Transaction, and any compensation paid in connection with it, should be addressed in a separate purchase agreement between the Advisers (the “Transaction Agreement”) and not through the existing Referral Agreement. Pursuant to the Transaction Agreement, North Star will acquire the mutual fund business of Regal (the “Business”). Specifically, Regal will sell, assign and convey, and North Star will acquire, (i) all rights under its investment advisory agreement with IMST II on behalf of the Acquired Fund and (ii) all books and records related to the Business (the “Acquired Assets”). In consideration for the Business, North Star will pay Regal a purchase price, out of its own resources, based upon a percentage of the revenues attributable to former shareholders of the Acquired Fund. Neither Regal nor Regulus will be compensated with respect to the Transaction or the Reorganization under the Referral Agreement. While the Referral Agreement will remain in place to address referrals that occurred before the Reorganization or that may occur after the Reorganization, no fees will be paid under the Referral Agreement that are in connection with, or as a result of, the Transaction or the Reorganization.

In light of these changes, we do not believe that Section 17(e) of the 1940 Act is implicated by the Transaction or Reorganization.

Section 17(e) prohibits any affiliated person of a registered investment company, or any affiliated person of such person:

(1) Acting as agent, to accept from any source any compensation (other than a regular salary or wages from such registered company) for the purchase or sale of any property to or for such registered company or any controlled company thereof, except in the course of such person's business as an underwriter or broker; or

(2) Acting as broker, in connection with the sale of securities to or by such registered company or any controlled company thereof, to receive from any source a commission, fee, or other remuneration for effecting such transaction which exceeds (A) the usual and customary broker's commission if the sale is effected on a securities exchange, or (B) two per centum of the sales price if the sale is effected in connection with a secondary distribution of such securities, or (C) one per centum of the purchase or sale price of such securities if the sale is otherwise effected unless the Commission shall, by rules and regulations or order in the public interest and consistent with the protection of investors, permit a larger commission.

While the previous arrangement using the Referral Agreement to compensate Regulus, a broker-dealer affiliated with the Acquired Fund, on a percentage of the assets of the Acquiring

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November 9, 2018

Fund attributable to former shareholders of the Acquired Fund invested in the combined Fund could possibly have been viewed as compensating Regulus in connection with the sale of the Acquired Fund’s portfolio securities to the Acquiring Fund, that was not the intent of the Advisers. Rather, the Advisers meant to provide compensation to Regal in connection with the sale of the Business. The Transaction Agreement more clearly reflects this intent. Under the current arrangement, the only compensation being paid in connection with the Transaction is by North Star to Regal for Regal’s mutual fund business, specifically the Acquired Assets. None of Regal, Regulus or their affiliates are receiving any compensation for the purchase or sale of any security or property to, for or by the Acquired Fund or the Acquiring Fund.

Additionally, Registrant believes that the Transaction and Reorganization satisfy the conditions of Section 15(f) of the 1940 Act. Under Section 15(f), an “unfair burden” must not be imposed upon a fund or the shareholders as a result of a transaction or any express or implied terms, conditions or understandings applicable thereto. Consistent with the first condition of Section 15(f), neither North Star nor the NLFT II or IMST II Boards are aware of any plans to alter the structure of the NLFT II Board following the Reorganization. Further, the NLFT II Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of North Star or Regal for a period of three years after the Reorganization.

With respect to the second condition, as defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which the transaction occurs whereby the investment adviser (or its predecessor or successor investment adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Registrant does not believe that any arrangement relating to the Transaction or the Reorganization, including the Transaction Agreement, might result in the imposition of an “unfair burden” as a result of the Reorganization. This is due to the fact that North Star has agreed to enter into an expense limitation agreement that would cap the operating expenses for Class A of the Acquiring Fund at the same level as the Acquired Fund’s current expenses (after waivers) for a period from the date of the Reorganization until March 31, 2021, and also intends to implement a breakpoint on its advisory fee for the combined Fund on assets over $100 million. Additionally, North Star and Regal have agreed to bear all of the costs associated with the Reorganization and, therefore, shareholders of the Funds would not bear any such costs. Finally, North Star and Regal will not receive any fees from the combined Fund except for advisory services in the case of North Star. As noted above, North Star, out of its own resources, will compensate Regulus for investor referrals that occurred before the Reorganization or that may occur after the Reorganization, but no fees will be paid under the Referral Agreement that are in connection with or, as a result of, the Transaction or the Reorganization. Additionally, any payments made pursuant to the Referral Agreement will not come from the Fund and will only be paid by North Star out of its own resources. Accordingly, the Registrant believe that the Reorganization does not impose an unfair burden on either Fund or its shareholders.

U.S. Securities and Exchange Commission

November 9, 2018

Disclosure in the Prospectus has been updated to reflect the changes noted above as follows:

Board Considerations

In recommending the proposed Reorganization, the IMST II Trustees (with the advice and assistance of independent counsel) considered, among other things…

• that Regal is subject to certain potential conflicts of interests in recommending the Reorganization; in this respect, the IMST II Board noted that ~~North~~ StarRegal is selling its mutual fund business to North Star; that an affiliated broker-dealer of Regal, Regulus Advisors LLC (“Regulus”), has a referral agreement in place with a~~n affiliated broker-dealer of Regal, Regulus Advisors LLC (“Regulus”)~~ North Star, whereby North Star, out of its own resources, compensates Regulus ~~on assets attributable to shareholders~~ for investors referred by Regal that invest in ~~the~~the various series of NLFT II managed by North Star (the “North Star Funds”), including the Acquiring Fund (the “Referral Agreement”); that Regal had indicated that neither Regal nor its affiliates will be compensated under the Referral Agreement in connection with the Transaction or the Reorganization; and that there are no other agreements or arrangements between North Star and Regal related to the Reorganization other than the Transaction Agreement and an agreement to share the costs of the Reorganization.~~The Board noted that, pursuant to the Referral Agreement, North Star, out of its own resources, will pay Regulus an ongoing fee for an indefinite term based on a percentage of the assets of the Acquiring Fund attributable to former shareholders of the Acquired Fund. Additionally, the IMST II Board noted that, pursuant to the Referral Agreement, North Star, out of its own resources, will compensate Regulus on a portion of the assets invested in the North Star Funds, including the Acquiring Fund, attributable to new investors referred by Regal.~~

Section 15(f) of the 1940 Act

North Star is ~~not~~ only acquiring Regal’s mutual fund business. Regal will remain in business as a separate investment adviser following the Transaction and the Reorganization. ~~but~~ Regal will not be involved in the management of the Acquiring Fund, although it is expected that Jim Tassoni, one of the portfolio managers for the Acquired Fund, will join the portfolio management team for the Acquiring Fund as an investment adviser representative of North Star, which Regal believes will provide Acquired Fund shareholders with some continuity of portfolio management. Following the Reorganization, Mr. Tassoni will remain the Chief Investment Officer of Regal and Chairman of its Investment Committee, subject to Regal’s compliance policies and procedures and code of ethics, but will also be an investment adviser representative of North Star and a portfolio manager for the combined Fund. In his capacity as an investment adviser representative of North Star and one of the portfolio managers of the combined Fund, Mr. Tassoni will be a supervised person of North Star subject to its compliance policies and procedures and code of ethics and will be compensated by North Star with a fixed salary that is set by reference to industry standards and bonus based on the profitability of North Star. North Star’s Chief Compliance Officer will monitor the portfolio and strategies managed by Regal and overseen by Mr. Tassoni to mitigate any potential conflicts of interests. Mr. Tassoni’s portfolio management

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services to the Acquiring Fund will not be on behalf of Regal and Regal will not be involved with advising the Acquiring Fund after consummation of the Reorganization. ~~North Star also currently has the Referral Agreement in place with Regulus, an affiliated broker-dealer of Regal, whereby North Star, out of its own resources, compensates Regulus on assets attributable to shareholders referred by Regal that invest in the North Star Funds, which include the Acquiring Fund as well as the North Star Micro Cap Fund, the North Star Dividend Fund and the North Star Bond Fund. Under the Referral Agreement, North Star will compensate Regulus on a percentage of the assets of the Acquiring Fund attributable to former shareholders of the Acquired Fund invested in the combined Fund, treating such assets as referred assets, as well as on a portion of the assets invested in the North Star Funds, including the Acquiring Fund, attributable to investors previously referred by Regal and any new investors referred by Regal. The Boards of IMST II and NLFT II have not approved the Referral Agreement because they are not parties to the agreement. There are no other joint agreements or arrangements between North Star and Regal other than an agreement to share the costs of the Reorganization.~~

Regal and North Star will comply with the conditions of Section 15(f) of the 1940 Act and have made certain covenants in the Transaction Agreement regarding compliance with Section 15(f). Section 15(f) provides a non-exclusive “safe harbor” for an investment adviser or any affiliated persons thereof to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such adviser which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met.

First, no “unfair burden” may be imposed on the investment company as a result of the ~~transaction~~ Transaction, or any express or implied terms, conditions or understandings applicable ~~thereto~~ to the Transaction. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which such transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). No such compensation arrangements are contemplated in the Transaction Agreement and ~~Neither~~ neither Regal nor North Star is aware of any circumstances relating to the Reorganization that might result in the imposition of such an “unfair burden” on the Acquired Fund. Regal and North Star have each agreed in the Transaction Agreement to refrain from imposing or seeking to impose, for a period of two years after the closing of the Transaction, any “unfair burden” on the Acquiring Funds in the form of increased costs.~~as a result of the transaction between Regal and North Star.~~

Second, during the three-year period immediately following the transaction, at least 75% of an investment company’s board of directors must not be “interested persons” of the investment adviser or the predecessor investment adviser within the meaning of the 1940 Act. The NLFT II Board will satisfy this condition at the time of the Reorganization.

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U.S. Securities and Exchange Commission

November 9, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum